UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TELECOM ITALIA S.p.A.

(Name of Issuer)

Ordinary Shares of euro 0.55 par value each

(Title of Class of Securities)

87927W10

(CUSIP Number)

Amedeo Nodari

Merchant Banking Department

Intesa Sanpaolo S.p.A.

(formerly known as Banca Intesa S.p.A.)

Piazza Scala, 6

20121 Milan, Italy

(+39) 02 8794 1852

With a copy to:

Michael S. Immordino, Esq.

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

England

(+44) 207-710-1076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2007 and November 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87927W10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Intesa Sanpaolo S.p.A. (formerly known as Banca Intesa S.p.A.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 67,511,816

	8.	Shared Voting Power 3,157,172,623 (See Item 5)

	9.	Sole Dispositive Power 46,567,726

	10.	Shared Dispositive Power 3,157,172,623 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,224,684,439 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) [24.1%] (See Item 5)

14.	Type of Reporting Person (See Instructions) CO, BK

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D (the “Schedule 13D”) filed on November 1, 2007 by Intesa Sanpaolo S.p.A. (formerly known as Banca Intesa S.p.A. prior to its merger with Sanpaolo IMI S.p.A. as of January 1, 2007), a company incorporated under the laws of the Republic of Italy (“Intesa Sanpaolo”), with respect to the ordinary shares, euro 0.55 par value per share (“Telecom Shares”), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13D.

Introduction.

On April 28, 2007, a group of investors made up of Intesa Sanpaolo, Assicurazioni Generali S.p.A. (“AG” and, together with the AG group companies (Alleanza Assicurazioni S.p.A., INA Assitalia S.p.A., Volksfürsorge Deutsche Lebenversicherung A.G., Generali Vie S.A.) that became investors on October 25, 2007 pursuant to the Amendment Agreement (as defined below), “Generali”), Sintonia S.A., Mediobanca S.p.A. (“Mediobanca” and, together with Generali, Sintonia S.A. and Intesa Sanpaolo, the “Italian Investors”) and Telefónica S.A., the Spanish-based telecommunications operator (“Telefónica” and, together with the Italian Investors, the “Investors”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “Amendment Agreement”), the “Co-Investment Agreement”) to establish the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian company with registered office at Galleria del Corso 2, Milan, Italy, fiscal code n. 05277610969 subsequently transformed into an Italian joint stock company and renamed Telco S.p.A. (“Telco”), an Italian corporation.  On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.

 Through Telco, the Investors have purchased the entire share capital (the “Transaction”) of Olimpia S.p.A. (“Olimpia”), which currently holds approximately 18% of the ordinary share capital of Telecom Italia S.p.A. (“Telecom Italia”), from Pirelli & C. S.p.A. (“Pirelli”) and Sintonia S.p.A. and Sintonia S.A. (together, “Sintonia”).  The Co-Investment Agreement also covers the capitalization and funding of Telco in connection with the Transaction and the general framework of the investment obligations of each of the Investors.  Among other things, pursuant to the Amendment Agreement, the AG group companies became Investors for purposes of the Co-Investment Agreement and the Shareholders’ Agreement (as hereinafter defined).  In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, pursuant to the Co-Investment Agreement, on October 25, 2007 Generali and Mediobanca contributed to Telco ordinary shares of Telecom Italia they held on that date.  These shares amounted to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%.   A copy of the Co-Investment Agreement and a copy of the Amendment Agreement were previously filed on Schedule 13D as Exhibits 1 and 2, respectively.

On April 28, 2007, the Investors also entered into a shareholders’ agreement (as subsequently amended by the Amendment Agreement, the “Shareholders’ Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Shares (each as defined below) directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws.  A copy of the Shareholders’ Agreement and a copy of an unofficial English translation of the by-laws of Olimpia were previously filed on Schedule 13D as Exhibits 3 and 4, respectively.

On May 4, 2007, the Investors entered into a sale and purchase agreement with Pirelli and Sintonia (the “Share Purchase Agreement”) to purchase the entire share capital of Olimpia of euro 4.6 billion divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”).  Olimpia in turn owns 2,407,345,359 ordinary voting shares of Telecom Italia, or approximately 18% of the ordinary share capital of Telecom Italia. A copy of the Share Purchase Agreement was previously filed on Schedule 13D as Exhibit 5.

The closing of the purchase of the Olimpia Shares pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian antitrust authority on October 23, 2007 (the “Announcement”).  Pursuant to the Amendment Agreement, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions.  An unofficial English translation of the Announcement was previously filed on Schedule 13D as Exhibit 6.

On November 19, 2007, the Investors entered into an Amendment to Shareholders Agreement and to Bylaws (the “Amendment to Shareholders’ Agreement”), to address the content of the Announcement and each of the Investors undertook to implement such content through appropriate legal measures and actions including amending the Shareholders’ Agreement and by-laws of Telco as provided in the Amendment to Shareholders Agreement. A copy of the Amendment to Shareholders Agreement is filed as Exhibit 12 hereto and an unofficial English translation of the amended and restated by-laws of Telco (the “Telco By-laws”) is filed as Exhibit 13 hereto (such translation of the Telco By-laws amends and restates and therefore supersedes the prior version filed on Schedule 13D as Exhibit 10).

Separately, on November 6, 2007, pursuant to the Shareholders’ Agreement, Telco and Telefónica entered into a Call Option Agreement (the “Option Agreement”) to grant to Telefónica an option to purchase Telecom Shares or Olimpia Shares, as the case may be, from Olimpia or Telco in the event that a decision to dispose or encumber Telecom Shares or Olimpia Shares, as the case may be, or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Olimpia or Telco by simple majority and Telefónica is a dissenting party.  A copy of the Option Agreement is filed as Exhibit 11 hereto.  On November 15, 2007, pursuant to Article 5 of the Option Agreement, Olimpia adhered to and accepted all the terms and conditions of the Option Agreement. A copy of the Olimpia adherence letter is filed as Exhibit 14 hereto.

Items 2, 5, 6 and 7 of Schedule 13D are hereby amended and supplemented to add the following:

Item 2.	Identity and Background

This statement on Schedule 13D is being filed by Intesa Sanpaolo.

During the last five years, neither Intesa Sanpaolo nor, to the best of Intesa Sanpaolo’s knowledge, any of the persons listed in Annex A to Schedule 13D, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Intesa Sanpaolo may be deemed to beneficially own 3,224,684,439 Telecom Shares, representing approximately 24.1% of the Outstanding Telecom Shares.  Intesa Sanpaolo may be deemed to have shared power to vote or to direct the vote and shared power to dispose or direct the disposition of 3,157,172,623 Telecom Shares indirectly owned through Telco.  In addition, Intesa Sanpaolo may be deemed to have sole power to vote or direct the vote of 67,511,816 Telecom Shares and sole power to dispose or direct the disposition of 46,567,726 Telecom Shares through its direct holdings and the holdings of various subsidiaries.  These shares are not currently expected to be contributed to Telco.  Except as described in Annex B-1, the persons named in Annex A to Schedule 13D have not effected any transactions in Telecom Shares since October 23, 2007.  Except as described in Annex B-2 hereto, Intesa Sanpaolo has not effected any transactions in the Telecom Shares during the period from August 24, 2007 through November 19, 2007.  Annex B-2 hereto supplements and supersedes Annex B-2 filed on Schedule 13D.

The beneficial ownership of Telecom Shares by the persons listed in Annex A to Schedule 13D, if any, is indicated next to such person’s name in such Annex A (as supplemented by Annex B-1 hereto).  To the best of Intesa Sanpaolo’s knowledge, such persons have sole voting and dispositive power over the Telecom Shares that they beneficially own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Call Option Agreement

The following summary of certain material provisions of the Option Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 11 to this filing.

Pursuant to the Shareholders’ Agreement, Telco and Telefónica entered into the Option Agreement on November 6, 2007.  The Option Agreement provides that in the event that a decision to dispose, directly or indirectly, in any form or manner (including through measures with equivalent effect, such as mergers and demergers of Telco or Olimpia) or encumber Telecom Shares or Olimpia Shares or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefònica is a dissenting party, then Telefónica shall have the right, to be exercised within 30 days of such decision being taken, to buy from Telco the Telecom Shares or the Olimpia Shares, as the case may be, at the same price and conditions offered by the third party offering to acquire such Telecom Shares or Olimpia Shares.  For any action triggering the option that does not involve cash consideration, the purchase price will be determined based on valuation principles generally accepted for transactions of a similar size and nature.  Telefónica’s call options with respect to the Telecom Shares  and the Olimpia Shares are not exercisable (i) in the event of a merger between Telco and Olimpia, which may take place pursuant to clause 1.1(d)(A) of the Shareholders’ Agreement, (ii) in the event of any encumbrance or pledge without voting rights that may be required by lenders in connection with the refinancing of Telco or Olimpia, to the extent that the refinancing documents contain provisions that reasonably protect the rights of Telefónica to acquire the Telecom Shares or the Olimipia Shares, as the case may be, in the event that enforcement of the encumberance or the pledge is triggered or (iii) as regards only the Telecom Shares, following a decision by Telco or Olimpia’s Board of Directors to tender the Telecom Shares in the context of a public tender offer, in which case Clause 28 of Telco’s by-laws shall apply.  The Option Agreement expires on April 28, 2010, the date of expiry of the Shareholders’ Agreement.

On November 15, 2007, Olimpia indicated that it adheres to and accepts all the terms and conditions of the Option Agreement. See Exhibit 14 hereto.

The description of the Option Agreement in the Introduction is incorporated herein by reference.

Amendment to Shareholders Agreement and to Bylaws

The following summary of certain material provisions of the Amendment to Shareholders’ Agreement does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document attached as Exhibit 12 to this filing and the full text of the Telco By-laws attached as Exhibit 13 to this filing.

Pursuant to the Amendment to Shareholders’ Agreement, the Investors acknowledged the content of the Announcement and undertook to implement the content thereof through appropriate legal measures and actions including amending the Shareholders’ Agreement and by-laws of Telco as provided therein.  The Amendment to Shareholders’ Agreement provides, among other things, that with respect to Telecom Italia’s Brazilian telecommunication operations, while applicable regulatory restrictions and limitations exist: (i) Telefónica may not participate in nor vote or veto at certain shareholder meetings of Telco, Olimpia, Telecom Italia or any other company directly or indirectly controlled by Telecom Italia, that involve discussions or proposed resolutions relating to any matters concerning the activities of companies directly or indirectly controlled by Telecom Italia in the rendering of their telecommunication services in the Brazilian market (such matters, the “Brazilian Matters”); (ii) Telefónica will cause the persons designated by it as directors and officers (and members of other corporate bodies having equivalent duties) of Telco, Olimpia, and Telecom Italia to not participate in nor vote or veto at meetings held by any such corporate bodies or at meetings of corporate bodies of any other company directly or indirectly controlled by Telecom Italia, at which there will be discussed or proposed resolutions regarding Brazilian Matters; (iii) Telefónica will not designate any directors or officers (or members of other corporate bodies having equivalent duties) of companies located in Brazil that are directly or indirectly controlled by Telecom Italia and that provide telecommunication services in the Brazilian market; and (iv) Telefónica will prohibit companies directly or indirectly controlled by it and that render telecommunication services in the Brazilian market from participating with companies indirectly or directly controlled by Telecom Italia, in, among other things, significant financing transactions, the transfer of assets under terms or conditions or at prices different from market conditions and prices, the transfer of strategic technological know-how, the provision of telecommunication services or related services under more favorable or privileged conditions and the common use of resources.

Telefónica further agreed not exercise direct or indirect control of any company directly or indirectly controlled by Telecom Italia in Brazil, as per the definition of control under the Brazilian telecommunications regulations in force, even if Telefónica exercises the right to acquire shares of Telco, in the case of a unilateral withdrawal provoked by another shareholder of Telco.

The Investors will instruct the members of Board of Directors of Telco and Olimpia appointed by each of them, as well as the members of the Board of Directors of Telecom Italia appointed by Telco and/or Olimpia to prepare separate agendas for meetings of the boards of directors of Telco, Olimpia, Telecom Italia, and Telecom Italia International N.V. (“Telecom International”) or any other company located outside of Brazil directly or indirectly controlled by Telecom Italia with investments in the Brazilian telecommunications sector.  One of the agendas will be for the meeting in which Telefónica’s participation of the board members that it designated in the respective company is allowed, and the other of which will for the meeting in which the participation of board members designated by Telefónica in such company is not allowed (such meeting, the “Prohibited Meeting”).  The Investors agreed to cause to be delivered, under appropriate terms of confidentiality, to designated officers of TIM Celular S.A. and TIM Nordeste S.A., within 30 days from the holding of the meetings of the boards of directors of Telco, Olimpia, Telecom Italia, Telecom International or any other company located outside Brazil directly or indirectly controlled by Telecom Italia but with investments in the Brazilian telecommunications sector, a copy of the agendas and of the minutes of the Prohibited Meetings.

The Parties further agreed to amend the Telco By-laws to add the following provision:

“5.1.1.         While and as long as applicable regulatory restrictions and limitations exist in Brazil, the holder(s) of Class B shares will not be entitled to voting rights with respect to any matters concerning the activities of companies directly or indirectly controlled by Telecom Italia S.p.A. rendering telecommunication services in Brazil, and, accordingly, the participation of such Class B shareholder(s) shall be prohibited at the shareholders meeting when any such resolution is discussed and taken.”

“16.3           As long as applicable regulatory limitations and restrictions exist in Brazil, in accordance with the principles underlying article 2391 of the Civil Code, no director chosen from the list submitted by the Class B shareholders shall be entitled to participate to the discussion and consequently to the vote on any item of the agenda of the meetings of the board of directors – or of any internal committee – regarding activities carried out or to be carried out in the Brazilian telecommunications market by companies directly or indirectly controlled by Telecom Italia S.p.A.”

The description of the Amendment to Shareholders Agreement in the Introduction is incorporated herein by reference.

The Parties agreed that the above restrictions are to survive the expiration or termination of the Shareholders’ Agreement and/or any merger in which Telco is not the surviving entity.

Amended and Restated Telco By-laws

The following summary of amendments to the Telco By-Laws does not purport to be a full and complete description of such document and is entirely qualified by reference to the full text of such document filed as Exhibit 13 hereto.

Pursuant to the Amendment to Shareholders Agreement, Telco amended and restated the Telco By-laws to incorporate provisions 5.1.1 and 16.3 as provided in the Amendment to Shareholders Agreement described above.  See “ ― Amendment to Shareholders Agreement and to Bylaws.”

The description of the Telco By-laws in the Introduction is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 11:	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.

Exhibit 12:	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

Exhibit 13:	Amended and Restated By-laws of Telco (unofficial English translation).

Exhibit 14:	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                    November 23, 2007

INTESA SANPAOLO S.p.A.

By:	/s/ Marco Cerrina Feroni
	Name:	Marco Cerrina Feroni
	Title:	Head of Merchant Banking Department

ANNEX B-1

transactions in Telecom Italia ordinary shares effected by DIRECTORS AND EXECUTIVE OFFICERS OF INTESA SANPAOLO since october 23, 2007

All transactions listed below were open market purchases or sales effected on the Milan Stock Exchange (Italy).

The total number of Telecom Shares owned by Pio Bussolotto, as previously reported on Annex A to Schedule 13D, is hereby amended to 52,000.

Name of Director or Executive Officer Effecting the Transaction	Date	Type of Transaction [Purchase/Sale]	Number of Telecom Italia Shares	Price per Share (euro)
Pio Bussolotto	November 6, 2007	purchase	125	€2.195
Pio Bussolotto	November 6, 2007	purchase	1,075	€2.195
Pio Bussolotto	November 7, 2007	purchase	10,800	€2.195

ANNEX B-2

transactions in Telecom Italia ordinary shares effected by the Intesa Sanpaolo Banking Group DURING THE PERIOD FROM August 24, 2007 THROUGH NOVEMBER 19, 2007

The following describes transactions during the period from August 24, 2007 through November 19, 2007 by Intesa Sanpaolo in Telecom Shares.  This table supplements and supersedes the information contained in Annex B-2 of Schedule 13D. These transactions were all ordinary course broker-dealer activities engaged in by Intesa Sanpaolo or its affiliates consistent with its usual practices and unrelated to the Transaction. Substantially all of these transactions consisted of index arbitrage; index rebalance trading; program trading relating to baskets of securities; creation, redemption and balancing of exchange traded funds; facilitation of customer trades; model-driven trading and error correction.

Name of Intesa Sanpaolo entity or affiliate	Number of Buys	Buy Volume	High/Low Buy Prices (in €)	Number of Sells	Sell Volume	High/Low Sell Prices (in €)
Banca IMI	1,281	53,716,357	2.50/2.00	1,432	113,834,893	2.50/1.95
Intesa Sanpaolo S.p.A.	17	4,875,000	2.18/2.06	8	4,175,000	2.19/1.95

EXHIBIT INDEX

Exhibit No.

99.1	Co-Investment Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.2	Amendment to the Co-Investment Agreement and the Shareholders’ Agreement, dated October 25, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.3	Shareholders’ Agreement, dated as of April 28, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.*

99.4	By-laws of Olimpia S.p.A. (unofficial English translation).*

99.5	Share Purchase Agreement, dated May 4, 2007, by and among the Investors, Pirelli and Sintonia.*

99.6	The Announcement of the Board of Commissioners of the Brazilian National Telecommunications Agency (Anatel) related to the Transaction, dated October 23, 2007 (unofficial English translation).*

99.10	By-laws of Telco S.p.A. (unofficial English translation).*

99.11	Call Option Agreement, dated November 6, 2007, between Telefónica and Telco.

99.12	Amendment to Shareholders Agreement and to Bylaws, dated November 19, 2007, by and among Generali, Intesa Sanpaolo, Mediobanca, Sintonia S.A. and Telefónica.

99.13	Amended and Restated By-laws of Telco (unofficial English translation).

99.14	Letter of Adherence to the Call Option Agreement by Olimpia S.p.A., dated November 15, 2007.

* Previously filed.